SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

The board of directors of Caesarstone Sdot-Yam Ltd. (the “Company”) approved, following the approval of the Company’s audit committee in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the "Regulations"), the acceptance of a special grant from Kibbutz Sdot –Yam (the “Kibbutz”) by a waiver of lease payments due to the Kibbutz in the amount of NIS 1 million (the “Grant”).

The Grant was made in favor of the Company's employees (other than employees who are members of the Kibbutz, executive officers and directors), based on principles set by the Kibbutz for its distribution. The audit committee and the board of directors determined that the Grant complies with the terms of Section 1(2) of the Regulations as an extraordinary transaction solely for the benefit of the Company.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the Grant; provided, however, that such objection has been submitted to the Company within 14 days as of the date of this announcement (i.e., by March 7, 2016). If such objection is received by the Company within such 14-day period, the Grant will require shareholders’ approval pursuant to Section 275 of the Israeli Companies Law 5759- 1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: February 22, 2016	By	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: VP Business Development & General Counsel